Exhibit 4.1

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (“Agreement”) is made and entered into March 12, 2012 (the “Effective Date”), between those individuals set forth on Schedule A attached hereto (each a “Stockholder” and, collectively, the “Stockholders”) and Versant International, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Parent”).

All capitalized terms not defined herein shall have the meanings ascribed to them in that certain Share Exchange Agreement (the “Share Exchange Agreement”) dated as of the date hereof between the Parent and the holders of all of the outstanding membership interests of Mamma’s Best, LLC, a Delaware limited liability company (the “Company”). Pursuant to the Share Exchange Agreement, the Parent is acquiring all of the outstanding membership interests of the Company (the “Acquisition”) from said holders in exchange for shares of the Parent's Class B common stock.

RECITALS

WHEREAS, immediately after giving effect to the Acquisition, the Stockholders will be Beneficial Owners (as defined below) of the Subject Shares (as defined below;

WHEREAS, in order to induce the Parent to enter into the Share Exchange Agreement as a condition precedent to the closing of the Acquisition, the Parent and the Stockholders have agreed to enter into this Agreement and to restrict the sale, assignment or transfer of the Shares, all on the terms set forth below.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Definitions.

(a) “Beneficially Own” or “Beneficial Owner” with respect to any securities means having “beneficial ownership” as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) “Class B Common” means the Parent’s Class B common stock, par value $0.001 per share.

(c) “Expiration Date” means the last day of the Restricted Period.

(d) “Lock-Up Period” means the twelve month period commencing on the Closing Date and ending on the first anniversary of the Closing Date.

(e) “Parent Options” means options, warrants and other rights to acquire, directly or indirectly, shares of Class B Common or other shares of the Parent’s capital stock.

(f) “Restricted Period” means the three-year period commencing on the first anniversary of the Closing Date and ending on the fourth anniversary of the Closing.  Date.

(g) “Subject Shares” means, with respect to each Stockholder, all of the Class B Common issued to such Stockholder pursuant to the Acquisition.

2. Lock-up Agreement.  Except as otherwise expressly provided herein, and except as the Stockholders may be otherwise restricted from selling Subject Shares under applicable United States Federal or state securities laws, rules and regulations, each Stockholder may only sell Subject Shares subject to the following conditions:

(a) During the Lock-Up Period, each Stockholder may not sell, pledge, hypothecate, transfer, assign or in any other manner dispose of the Subject Shares.

(b) During the Restricted Period, each Stockholder shall be allowed to sell (i) no more than one third (1/3) of the total Subject Shares held by such Stockholder in any given year, and (ii) no more than 1/36th of the total of the Subject Shares held by such Stockholder each month (the “Monthly Amount”); provided that each Stockholder may sell any remaining Subject Shares (in addition to the Monthly Amount) held by such Stockholder in the final month of the Restricted Period.  Each Stockholder’s Monthly Amount is set forth in Exhibit A.  Upon the expiration of the Restricted Period, each Stockholder shall be entitled to sell or otherwise dispose of their Subject Shares in any manner they see fit.

(c) All Subject Shares shall be sold on a non-cumulative basis, meaning that if a Stockholder did not sell all of the Subject Shares such Stockholder was entitled to sell during a particular month, such Stockholder may not cumulate the unsold portion of that month’s allotment to the next month's allotment, and so forth. Each Stockholder agrees that all sales will be made at no less than the best “asked” prices, and no sales will be made at the “bid” prices for the Subject Shares.

(d) An appropriate legend describing this Agreement shall be imprinted on each stock certificate representing the Subject Shares or otherwise associated with the Subject Shares in the official records of the transfer agent. Each of the Stockholders agrees and consents to the entry of stop transfer instructions with the Parent’s transfer agent and registrar against the transfer of the Subject Shares except in compliance with the foregoing restrictions of this Section 2. Each Stockholder understands that the restrictions with respect to the Subject Shares set forth herein are in addition to any other restrictions upon transfer that may arise pursuant to any other agreement to which either of the Stockholders is a party or under applicable securities laws.

(e) Each Stockholder agrees that such Stockholder will not engage in any short selling of the Class B Common during the term of this Agreement. Each Stockholder further represents and agrees that he has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of the Subject Shares, or which has otherwise constituted or will constitute any prohibited bid for or purchase of the Subject Shares or any related securities.

3. Exception and Waiver.

(a) Notwithstanding anything contained in this Agreement, each of the Stockholders may transfer such Stockholder’s Subject Shares to such Stockholder’s affiliates, spouse and lineal descendants (individually, a “Transferee”) for estate planning purposes, at such value as determined by such Stockholder to be appropriate, provided that the Transferee (or the legal representative of the Transferee) executes an agreement to be bound by all of the terms and conditions of this Agreement in connection with the resale of any Subject Shares, in form and substance reasonably satisfactory to and to be executed by the Parent. Transfers pursuant to this Section 3(a) shall not be subject to the requirements of Section 2. Upon completion of a transfer under this Section 3(a), the Transferee shall be a “Stockholder” under this Agreement for all purposes and shall be subject to the requirements of Section 2.

(b) Notwithstanding anything to the contrary set forth herein, the Parent may, in its sole discretion, at any time and from time to time, waive any of the conditions or restrictions contained herein to increase the liquidity of the Class B Common or if such waiver would otherwise be in the best interests of the development of the trading market for the Class B Common. Such waiver shall be applicable equally to all of the Stockholders, and upon issuance of such waiver all Stockholders shall be promptly notified of the waiver given and the time frame during which such waiver shall be effective. Any waiver shall be specific to the period described in the notice.

4. Voting Rights Not Affected. Except as otherwise provided in this Agreement or any other agreements between the parties, each Stockholder shall be entitled to exercise such Stockholder’s respective beneficial rights of ownership of such Stockholder’s Subject Shares, including the right to vote such Stockholder’s Subject Shares for any and all purposes.

5. Specific Performance.  If a Stockholder fails to fully adhere to the terms and conditions of this Agreement, then such Stockholder shall be liable to the Parent for any damages suffered by reason of any such breach of the terms and conditions hereof. Each Stockholder agrees that in the event of a breach of any of the terms and conditions of this Agreement by such Stockholder, that in addition to all other remedies that may be available in law or in equity to the Parent, a preliminary and permanent injunction, without bond or surety, and an order of a court requiring such Stockholder to cease and desist from violating the terms and conditions of this Agreement and specifically requiring such Stockholder to perform such Stockholder’s obligations hereunder is fair and reasonable by reason of the inability of the parties to this Agreement to presently determine the type, extent or amount of damages that the Parent may suffer as a result of any breach or continuation thereof by such Stockholder. If the Parent prevails in an action to enforce this Agreement, it shall be entitled to receive from a violating Stockholder reimbursement for all fees and expenses incurred in connection therewith, including reasonable fees of counsel.

6. Interaction with Restrictions on Sale Under Securities Laws. The resale restrictions on the Subject Shares set forth in this Agreement shall be in addition to all other restrictions on transfer imposed by applicable United States and state securities laws, rules and regulations.

7. Representations and Warranties of  Stockholders.  Each Stockholder represents and warrants to the Parent as follows:

(a) Giving effect to the Acquisition, as of the date of this Agreement and at all times through the Expiration Date, (i) such Stockholder is the Beneficial Owner (free and clear of any encumbrances or restrictions) of the outstanding shares of Parent capital stock and Parent Options set forth on Exhibit A hereto; and (ii) such Stockholder does not directly or indirectly Beneficially Own any shares of Parent capital stock or Parent Options or other securities of the Parent, other than the shares of Class B Common and Parent Options on Exhibit A.

(b) The execution, delivery and performance by each Stockholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which such Stockholder is a party or by which any of such Stockholder’s assets may be bound.

8. Adjustments; Additional Shares.  In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Parent on, of, or affecting the Subject Shares or (b) that a Stockholder shall become the Beneficial Owner of any additional shares of Parent Capital Stock, then the terms of this Agreement shall apply to the shares of Parent’s  capital stock or other instruments or documents held by such Stockholder immediately following the effectiveness of the events described in clause (a) or such Stockholder becoming the Beneficial Owner thereof as described in clause (b), as though, in either case, such capital stock were Subject Shares hereunder.  The foregoing shall apply (the necessary changes being deemed to have been made) to the Subject Shares and Section 2 of this Agreement.

9. Amendments and Waivers.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  To the maximum extent permitted by law, (a) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (b) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.

10. Assignment.  This Agreement may not be assigned by any party hereto without the prior written consent of the other parties.  Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, heirs, personal representatives, successors and assigns.

11. Entire Agreement.  This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof, and may not be amended except by a written instrument executed by the parties hereto.

12. Notices.  Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally; (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier; (c) on the date sent by facsimile or electronic mail (email), with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next business day; or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications, to be valid, must be addressed:

If to the Parent, to:

Versant International, Inc.
Attention: Glen W. Carnes
74 N. Pecos Suite D
Henderson, NV   89074

With a copy, which shall not constitute notice, to:

Manderson, Schafer & McKinlay LLP
Attention: Lance A. McKinlay
4675 MacArthur Court, Suite 1200
Newport Beach, CA 92660
Fax: (949) 398-8320
Email: lmckinlay@mandersonllp.com; and

If to a Stockholder, to:

Mamma’s Best, LLC
Attention: Lyda Corey
17223 Buttonwood St.
Fountain Valley Ca. 92708

With a copy, which shall not constitute notice, to:

Law Offices of Lorrie A. Walton
Attention: Lorrie A. Walton
2300 E. Katella Ave., Ste. 435
Anaheim, CA 92806
Fax: (714) 978-9919
Email: atty4oc@aol.com

or to such other address or to the attention of such person or persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain).

13. Severability; Enforcement.  Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada applicable to contracts entered into and to be performed wholly within said State; and the Parent and each Stockholder agrees that any action based upon this Agreement may be brought in the United States and state courts of Orange County, California only, and each Stockholder submits to the jurisdiction of such courts for all purposes hereunder.

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

VERSANT INTERNATIONAL, INC.

By:  /s/ GLEN W. CARNES
Name:  Glen W. Carnes
Title: Chief Executive Officer

Signature:  /s/ LYDA COREY
Name: Lyda Corey

Signature:  /s/ ELIZABETH APHESSETCHE
Name: Elizabeth Aphessetche

Signature:  /s/ NANCY LEFEVRE
Name: Nancy Lefevre

Signature:  /s/ THU COREY
Name: Thu Corey

EXHIBIT A

Stockholder Name and Preferred Contact Information	Pre-Exchange Member Units	Post-Exchange Subject Shares1	Number of Parent Options	Monthly Amount
Lyda Corey	16,000,000	4,000,000	0	111,111
Elizabeth Aphessetche	16,000,000	4,000,000	0	111,111
Nancy Lefevre	4,000,000	1,000,000	0	27,777
Thu Corey	4,000,000	1,000,000	0	27,777
TOTAL	40,000,000	10,000,000	0	277,776

______________________
1 Subject Shares are Shares of Class B Common Stock of Versant International, Inc.